UMB FUND SERVICES, INC.
803 West Michigan Street
Milwaukee, Wisconsin  53233
414/299-2000

March 1, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	The Aegis Funds (File Nos. 333-106971 and 811-21399) Accession #: 0001387131-10-000222 CIK #: 0001251896

Dear Sir or Madam:

The purpose of this letter is to request that the amendment to the registration statement on Form N-1A for Aegis High Yield Fund (the “Fund”), a series of The Aegis Funds (the “Company”), filed on February 26, 2010 (Accession #: 0001387131-10-000222), be withdrawn from the SEC’s database.

We inadvertently filed our transmittal letter to the SEC as the cover page for the amendment.  We respectfully request that the SEC withdraw the amendment (Accession #: 0001387131-10-000222) pursuant to Rule 477(a) under the 1933 Act.  The Company has re-filed the amendment (Accession #: 0001387131-10-000225).

We appreciate your prompt attention to this matter and would be happy to provide any additional information you might require.

Sincerely,

/s/ Benjamin Schmidt
Benjamin Schmidt